[HILLTOP HOLDINGS LOGO]	Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

October 9, 2008	Via Facsimile & EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Hilltop Holdings Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2007
  Form 10-Q for the Quarterly Period Ended June 30, 2008
  File No. 001-31987

Ladies and Gentlemen:

        Hilltop Holdings Inc., a Maryland corporation (the "Company"), hereby files via EDGAR with the United States Securities and Exchange Commission (the "Commission") a complete copy of the Company's Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2007 (the "Amended Form 10-K").

        The Amended Form 10-K incorporates changes responsive to comment #5 set forth in the Commission's letter to the Company, dated September 24, 2008. With respect to all other comments, the Company respectfully requests that those be addressed prospectively in the Company's filings with the Commission, as indicated below. For your convenience, we have repeated each comment prior to the response. All references to page numbers in the discussion below are to the pages in the Amended Form 10-K unless specified otherwise.

Form 10-K for the Fiscal Year Ended December 31, 2007

Loss Development, pages 13-14

1.
We understand that you have presented the predecessor entity ten year table under statutory accounting practices. Please clarify in your disclosure whether ASIC's statutory reserves are included in the statutory reserves presented in NLIC's statutory ten year table. Provide in your disclosure a reconciliation explaining and quantifying the reasons for the differences between the statutory reserves as of December 31, 2007 (for ASIC and NLIC) and your total GAAP reserves of $18,091,000 as of December 31, 2007. In addition, please revise your disclosure to include a ten year table presented in accordance with GAAP as required by Industry Guide 6 or disclose why it is impractical to do so.

         Response:    For purposes of clarification, ASIC's statutory reserves are not included in NLIC's statutory ten year table. The companies are separately presented in tables on pages 13 (NLIC) and 14 (ASIC) of the Form 10-K. Accordingly, we respectfully do not believe further clarification is necessary.

        With respect to your request for a reconciliation of statutory reserves and GAAP reserves, we propose that prospectively the Company include the following table in its filings beginning with the year end 2008.

	Year Ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		Total
Net liability—end of year (NLIC)	—	—	18	19	25	41	544	5,966	1,473	4,790	(a)	12,876
Net liability—end of year (ASIC)	—	—	(22)	7	28	8	189	288	590	1,435	(a)	2,523
Reinsurance recoverable	—	—	431	19	—	—	8	1,095	100	1,039		2,692

Gross combined liability—end of year	—	—	427	45	53	49	741	7,349	2,163	7,264		18,091

Note:

(a)
2007 net of amounts paid in 2007

        By reconciling the net tables presented in the Form 10-K for the Fiscal Year Ended December 31, 2007 to the gross liability on the balance sheet in the table above we will be providing a ten year table presented in accordance with GAAP as required by Industry Guide 6 in our future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations, page 50

Critical Accounting Policies and Estimates, page 52

2.
We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.
Please disclose the amount of the reserve for loss and loss adjustment expenses.

b.
Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1.
Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

2.
Identifies the unique development characteristics of each material short-tail and long-tail line of business

3.
Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

4.
Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

c.
If management has adjusted the reserve for loss and loss adjustment expense to an amount different from that determined by your actuaries, quantify the adjustment. In addition,

    describe the method used by management to determine the adjustment and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believed the adjustment was necessary.

  d.
  Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

  1.
  Quantify each of your key assumptions; and

  2.
  Explicitly identify and discuss key assumptions as of December 31, 2007 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate give the inconsistency identified.

  e.
  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions indentified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

         Response:    We respectively request that in prospective filings we include disclosure that addresses your comments as follows:

2.a) Gross Loss & LAE Reserve Amounts at December 31, 2007, in $1,000's

Company	Homeowners	Special Property	Commercial Multiple Peril	Other Liability	Fidelity & Surety	All Lines
ASIC	$1,511	$1,199	$227	$913	$0	$3,850
NLIC	7,035	5,584	609	962	51	14,241
Consolidated	$8,546	$6,783	$836	$1,875	$51	$18,091

2.b) Methodology of Estimating Loss and LAE Reserves

        Separately for each insurance company (ASIC and NLIC) and for each line of business, our actuaries estimate the liability for unpaid losses and loss adjustment expenses (LAE) by first estimating ultimate losses and LAE amounts for each accident year, prior to recognizing the impact of reinsurance. There are several methods our actuaries utilize to estimate ultimate loss and LAE amounts, including:

  •
  Paid Loss Development Method;

  •
  Reported Loss Development Method;

  •
  Paid Bornhuetter-Ferguson Method; and

  •
  Reported Bornhuetter-Ferguson Method.

Paid and Reported Loss Development Methods:

        Insured losses for a given accident year change in value over time as new information on claims is received, as claim conditions change and as new claims are reported. This process is commonly referred to as "loss development." To project ultimate losses and LAE, our actuaries examine the paid and reported (paid plus case) losses and LAE and multiply these values by a loss development factor. The selected loss development factors are based on a review of the loss development patterns indicated in the companies' historical loss triangles and applicable insurance industry loss development factors.

Paid and Reported Bornhuetter-Ferguson Methods:

        The Bornhuetter-Ferguson (BF) method is a procedure that weights an expected ultimate loss and LAE amount, and the result of the loss development method. This method is useful when loss data is immature or sparse because it is not as sensitive as the loss development method to unusual variations in the paid or reported amounts. The BF method requires an initial estimate of expected ultimate losses and LAE. For each accident year, the expected ultimate losses and LAE is based on a review of the ultimate loss ratios indicated in the companies' historical data and applicable insurance industry ultimate loss ratios. Each loss development factor, paid or reported, implies a certain percent of the ultimate losses and LAE is still unpaid or unreported. The amounts of unpaid or unreported losses and LAE by accident year are estimated as the percentage unpaid or unreported, times the expected ultimate loss and LAE amounts. To project ultimate losses and LAE, the actual paid or reported losses and LAE to date are added to the estimated unpaid or unreported amounts.

        The results of each actuarial method performed by accident year are reviewed to select an ultimate loss and LAE amount for each accident year. In general, more weight is given to the loss development projections for more mature accident periods and more weight is given to the BF methods for less mature accident periods.

        The combination of the methodologies described above is used for all lines of business, regardless of whether the line is a short-tailed or long-tailed line of business, though specific parameter selections within the methods vary to reflect the nature of the underlying line of business. ASIC and NLIC specialize in writing fire and extended coverage for low-value dwellings, mobile homes and homeowners, which generally are considered short-tailed coverages. In addition, ASIC and NLIC write a small amount of commercial risks, which are still predominantly property coverages, along with some low-limit liability coverages.

        The methodology used by our actuaries is directly dependent upon the unique development characteristics of each line of business. For those lines of business with significant volume (homeowners, special property and commercial multiple peril), the selected loss development factors are derived from the historical development data for that line. For lines of business where the loss volume is small, insurance industry statistics regarding loss development for that line are also considered in selecting the loss development factors.

        The estimated unpaid losses and LAE equal the estimated ultimate loss and LAE amounts, described above, less the cumulative paid amounts on known claims for each accident year. This estimate of unpaid losses and LAE is further segmented into case reserves on known claims and incurred-but-not-reported (IBNR) reserves. IBNR reserves are calculated by reducing the estimate of unpaid losses and LAE by the case reserve amounts. In the normal course of operations, each case reserve is initially set at a standard amount determined from past payments for that type of loss. Individual case reserves may be adjusted based on information indicating that the loss amount is actually over, or under, the standard amount. Most case reserves are not adjusted until the receipt of documentation concerning the amount to be paid on the loss. This usually occurs within seven days of the reporting of the claim, longer in the case of large scale catastrophic events.

        To estimate the unpaid losses and LAE net of reinsurance, our actuaries estimate the amount of expected ceded IBNR reserves, by line of business and accident year, and add the implied net (gross less ceded) IBNR reserves to the net case reserves. The ceded IBNR reserve estimates are based on a review of the ceding ratios by line of business and by accident year, from which a selected ceding ratio is applied to the IBNR reserves. These ceding ratios include the ratio of ceded-to-gross case reserves, paid amounts and earned premiums. For those lines of business and accident years where the estimated ultimate losses and LAE are more heavily dependent on the results produced by the BF method, the selected ceding ratio is typically more dependent on the ceding relationship of the earned premiums. For other lines of business and accident years, the selected ceding ratio is based on a combination of the three reviewed ratios.

        The same methodology described above is used to estimate the unpaid losses and LAE at each quarter-end since mid-year 2007. Prior to the acquisition of NLASCO in 2007, a formal actuarial analysis was completed at year-end only, with a roll-forward approach used to derive estimates of unpaid losses and LAE at interim evaluations.

2.c) Management Adjustments to Actuarial Indications

        The reserve analysis performed by our actuaries provides preliminary central estimates of the unpaid losses and LAE. At each quarter-end, the results of the reserve analysis are summarized and discussed with our senior management. The senior management group considers many factors in determining the amount of reserves to record for financial statement purposes. These factors include the extent and timing of any recent catastrophe events, historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and reported loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in our pricing and underwriting, and overall pricing and underwriting trends in the insurance market.

        Our recorded reserves reflect our best estimate as of a particular point in time based upon known facts, current law and our judgment. The carried reserve may differ from the actuarial central estimate as the result of our consideration of the factors noted above, as well as other factors impacting claims costs that may not be quantifiable through actuarial analysis. This process results in management's best estimate which is then recorded as the reserve for unpaid losses and LAE.

        Currently, our recorded reserves in total by company are slightly higher than the actuarial central estimates. On a gross basis, the NLIC recorded reserves exceed the central estimates by $178,000 while the ASIC recorded reserves exceed the central estimates by $188,000. While we do not establish a specific provision for uncertainty, adjustments to actuarial indications are based upon the age of the accident year and the volatility of the reserve category. The difference between our reserves and the actuarial central estimate is primarily attributable to the most recent accident years, because claim data from these accident years is very immature. We believe it is prudent to wait until actual experience confirms that the loss reserves should be adjusted.

2.d) Key Assumptions Underlying Reserve Estimates

        The level of loss and LAE reserves we maintain represents our best estimate, as of a particular point in time, of the ultimate cost to settle and administer all claims based on our assessment of facts and circumstances known at that time. Reserves are not an exact calculation of liability, but instead are complex estimates that we derive, generally utilizing a variety of actuarial reserve estimation techniques, with numerous underlying assumptions and expectations about future events, both internal and external, many of which are highly uncertain.

1.
The key assumptions fundamental to the reserving process are often different for various reserve categories and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but many assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the pattern employed in the paid loss development method. However, the assumed pattern is itself based on several implicit assumptions, such as the impact of inflation on medical costs and the rate at which claim professionals close claims. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Each reserve segment has an implicit frequency and severity for each accident year as a result of the various assumptions made. As a result, the effect on reserve estimates of a particular change in assumptions usually cannot be specifically quantified, and changes in these assumptions cannot generally be tracked over time.

2.
In light of the many uncertainties associated with establishing the estimates of ultimate losses and LAE, and making the assumptions necessary to establish recorded reserve levels, we review our reserve estimates on a regular basis and make adjustments in the period that the need for such adjustments is identified. The anticipated future emergence underlying our current estimates continues to reflect the historical patterns, and the selected development patterns have not changed significantly over the past few years.

2.e) Variability in Reserve Estimates

        Reserve estimates are subject to uncertainty from various sources, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, economic conditions, etc. In estimating the reserves for unpaid losses and LAE, it is necessary to project future loss and LAE payments. Actual future losses and LAE will not develop exactly as projected and may, in fact, vary significantly from the actuarially indicated projections. Further, these projections make no provision for extraordinary future emergence of new classes of losses or types of losses, which are not sufficiently represented in the companies' historical data or that are not yet quantifiable. Extraordinary future emergence can arise from an unforeseen broadening of coverage instigated by regulatory actions, judicial decisions or similar developments.

        The underlying processes of establishing our best estimate of the liability for unpaid losses and LAE require the use of estimates, actuarial judgment and management considerations and, therefore, is an inherently uncertain process. The recorded reserves for the companies' liability for unpaid losses and LAE are estimates based on long term averages. Actual loss experience in any given year may differ from what is suggested by these averages. For some lines of business, the written premium volume is small and actual results are therefore subject to an exceptionally high degree of variability. While the recorded reserves are our best estimate as of a particular point in time, these reserves should be considered central estimates within a wide range of possible outcomes.

        In arriving at our best estimate of the unpaid losses and LAE, and based on management discussion with our actuaries, we would consider reasonably likely changes in the key assumptions, such as the underlying loss development pattern or the expected loss ratio, to have an impact on our best estimate by +/- 10%. As of December 31, 2007, this equates to approximately +/- $1.6 million, which represents approximately .2% of equity and .6% of calendar year 2007 earnings.

Liquidity and Capital Resources, page 62

3.
Please expand your discussion to include more explanation related to the decision to sell securities and to disclose what management's investment strategy is when certain economic conditions persist and the impact this will have on the investment portfolio. Please include in this discussion the impact that these economic conditions may have on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.

         Response:    We respectfully request that the Commission allow us to address this comment in future filings, beginning in the Third Quarter 2008 filing, with the following disclosure, as circumstances dictate.

        Although each investment is made with the intent to hold to maturity or recovery, our investment manager has the authority to sell securities that have a gain where the fundamental credit quality of the entity invested in deteriorates. In the event that the credit fundamentals of an investment declines and a sale would result in a loss the investment manager discusses the situation with the company's investment committee. As the investment climate changes as a result of certain economic conditions the portfolio is stress tested to make certain the portfolio is not overly exposed to the negative outcome of these changing conditions. The portfolio is well diversified and should sustain economic disruptions.

        The portfolio is constructed so that ample liquidity is maintained. This is achieved by holding adequate cash and by having a significant component of the portfolio invested in public issues.

Although yield maintenance is a consideration under periods of economic stress, preservation of principle is critical.

        For the year ended December 31, 2007, the Company had $24.8 million of net investment income, representing 19% of the Company's total revenues. Although the Company's investment policies stress diversification of risks, conservation of principal and liquidity, its investments are subject to a variety of investment risks, including those relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. In particular, the volatility of NLASCO's claims may force it to liquidate securities, which may cause it to incur capital losses. If NLASCO's investment portfolio is not appropriately matched with its insurance liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover these liabilities. Investment losses could significantly decrease its asset base and statutory surplus

4.
Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

         Response:    At December 31, 2007, the portfolio has investments aggregating $4,011,000 book value that are guaranteed by third parties. A summary is as follows:

Book value	Guarantor	Rating of Guarantor	Rating of Securities without Guarantee
$1,423,000	Ambac	AA3/AA	A3/A
$1,583,000	Assured Guaranty	AAA/AAA	A2/AA-
$1,005,000	FSA	AAA/AAA	AA3/AAA

        We currently do not have any significant concentration in both direct and indirect guarantor exposure, but will continue to monitor for that exposure. In the event that such exposure becomes significant, we will make appropriate disclosure. We respectfully request that the Commission allow us to include this disclosure in our future filings with the Commission.

Item 15. Exhibits and Financial Statement Schedules, page 102

5.
It appears that you have not filed as exhibits to your filing copies of the following agreements:
•
Employment Agreement with Darren Parmenter; and

•
Employment Agreement with C. Clifton Robinson.

  Please file these agreements as exhibits, or alternatively, please provide us with a supplemental analysis supporting your determination that you are not required to file as exhibits each of these agreements.

        Response:    As requested, the employment agreements for Messrs. Parmenter and Robinson have been filed as exhibits to the Amended Form 10-K. We also have revised the exhibit list in Part IV, Item 15 to identify these exhibits.

Form 10-Q for the Period Ended June 30, 2008

Management's Discussion and Analysis and Results of Operations, page 26

Results of Operations, page 31

6.
It appears you have had significant realized losses on your investments during the first two quarters of 2008. Please revise your MD&A to provide a robust discussion of the circumstances giving rise to the losses. For securities that you sold during the period at a loss, disclose:

a.
the amount of the loss recorded and the fair value at the sales date,

b.
the facts and circumstances giving rise to the loss and the sale,

c.
the period of time that the security had been continuously in a unrealized loss position; and

d.
why that sale doesn't contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

         Response:    The Company evaluates securities held by Hilltop Holdings Inc., the ultimate parent, separate from the investment portfolio held by NLASCO for purposes of impairment. The security that was determined to be other-than-temporarily impaired and which resulted in a significant loss, was an equity security held in Available for Sale at June 30, 2008. Although the security had been in an unrealized loss position for only five months, this investment's market value experienced extreme volatility during the period. Due to the significance of the impairment and no foreseen recovery of the security, the Company deemed the security impaired and took an other-than-temporary impairment resulting in a realized loss of $21.6 million for the three months ended, and $41.9 million loss for six months ended, June 30, 2008. There were no material losses as a result of securities being sold by the Company.

7.
Please tell us in detail why other-than temporary losses were not recorded in the year ended December 31, 2007 for the investments with realized losses in the six months ended June 30, 2008.

         Response:    The reason there were no other-than-temporary losses on the security held by Hilltop Holdings Inc. at December 31, 2007, was due to the Company's ability to hold the security, the security only traded below book value for the last twelve days of calendar 2007 and Hilltop Holdings Inc. had valued the security in excess of book value as a potential acquisition. The industry, market and security were showing volatility, trading in excess of Hilltop Holdings Inc.'s recorded book value after December 31, 2007. The other-than-temporary mark to market was immaterial as of December 31, 2007.

        In conclusion, the Company hereby acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If any members of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact Darren Parmenter (214) 855-2171 or Corey Prestidge at (214) 855-2181.

                      Very truly yours,

                      /s/ DARREN PARMENTER

                      Darren Parmenter
                      Senior Vice President

CGP:cgp
Enclosures

cc/encl:
Tabatha Akins
United States Securities and Exchange Commission

Corey Prestidge
Hilltop Holdings Inc.